UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
BRL 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) (to be consolidated and form a single series with the Bank’s BRL 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) issued on 8 August 2024 and BRL 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) issued on 21 January 2025)
by the European Bank for Reconstruction and Development pursuant to its
EUR 60,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 14 April 2025, as amended on 10 October 2025

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real (“BRL”) 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) (the “Notes”) (to be consolidated and form a single series with the Bank’s BRL 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) issued on 8 August 2024 and BRL 200,000,000 8.00 per cent. Notes due 8 January 2030 (payable in United States Dollars) issued on 21 January 2025) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 60,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019, the Supplementary Offering Circular dated 13 June 2024 and a Pricing Supplement dated 14 April 2025, as amended and restated on 9 October 2025 (the “Amended Pricing Supplement”, and, together, the “Offering Circular”).

This amended report (the “Amended Report”) amends the report dated 14 April 2025 and filed by the Bank with the Securities and Exchange Commission on the same date (the “Original Report”) in order to file the Amended Pricing Supplement as an exhibit to the report under Item 7(d)(iv), which replaces and supersedes the Pricing Supplement dated 14 April 2025 previously filed as an exhibit to the Original Report under Item 7(d)(iv). The Amended Pricing Supplement amended the Pricing Supplement dated 14 April 2025 by correcting the interest commencement date of the Notes. Other than Items 3 and 7 below and the Amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report. The filing of the Amended Report, and the inclusion of the Amended Pricing Supplement as an exhibit thereto, should not be understood to mean that any other statements contained in the Amended Report are true and complete as of any other date subsequent to 14 April 2025.

Item 1.	Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. (the “Agent”) will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2.	Distribution of Obligations

Further to a Purchaser’s Confirmation dated 14 April 2025 (the “Purchaser’s Confirmation”) provided by Morgan Stanley & Co. International plc (“Morgan Stanley”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), Morgan Stanley has agreed to purchase the Notes. The obligations of Morgan Stanley are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3.	Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank

Per Unit	82.25%	N/A	82.25%

Total	BRL 164,500,000(1)	N/A	BRL 164,500,000(1)

(1)
Plus 98 days’ accrued interest on the principal amount of the Notes from and including 8 January 2025 to but excluding 16 April 2025, in the amount of BRL 4,356,482.08, such that the aggregate net proceeds to the Bank will be BRL 168,856,482.08 payable in United States Dollars in the amount of USD 27,876,065.98.

Item 4.	Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.	Other Expenses of Distribution

Morgan Stanley has agreed to pay the fees and expenses of its own legal advisers; the fees and expenses of the registrar and Agent and any paying agents; the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing; all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6.	Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.	Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
(ii)	The Purchaser’s Confirmation dated 14 April 2025.****
(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
(ii)	The Supplementary Offering Circular dated 22 July 2019.**
(iii)	The Supplementary Offering Circular dated 13 June 2024.***
(iv)	The Pricing Supplement dated 14 April 2025, as amended and restated on 9 October 2025.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
**Previously filed with the Securities and Exchange Commission on 27 August 2019.
***Previously filed with the Securities and Exchange Commission on 1 July 2024.
****Previously filed with the Securities and Exchange Commission on 14 April 2025.